UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

2 September 2026

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE UK MARKET ABUSE REGULATION

NatWest Group plc (the Company) was notified on 28 August 2026 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1.0769* each in the Company (Shares) (ISIN:GB00BM8PJY71) on 28 August 2026 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
James Holian	Chief Customer & Operations Officer	22	£6.7860

The trustee of the Plan also purchased Shares on behalf of the PDMR on 28 April 2026 (25 Shares at £5.8361 per Share), 28 May 2026 (25 Shares at £5.9460 per Share), 29 June 2026 (23 Shares at £6.5460 per Share) and 28 July 2026 (23 Shares at £6.6949 per Share).

The transactions took place on the London Stock Exchange (XLON).

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:
NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	02 September 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary